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15045213

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ANNUAL AUDITED REPORT Mail Processing
FORM X-17A-5 Section
PART III FEB 23 2015

FACING PAGE Washington DC

SEC FILE NUMBER
8-44770

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____01/01/14_____ AND ENDING _____12/31/14_____
                                           MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Merrion Securities, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

_____210 Elmer Street_____
(No. and Street)

Westfield   NJ   07090
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Howard Spindel   (212) 897-1688
                                                      (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

_____PKF O'Connor Davies, A Division of O'Connor Davies, LLP_____
(Name - if individual, state last, first, middle name)

665 Fifth Avenue   New York   NY   10022
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-
5(e)(2).SEC 1410 (3-91)



Merrion Securities, LLC

**Financial Statements and
Supplementary Schedules**
Pursuant to Rule 17a-5 under the
Securities Exchange Act of 1934
December 31, 2014

Merrion Securities, LLC

TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

[x] Report of Independent Registered Public Accounting Firm.
[x] Facing Page.
[x] Statement of Financial Condition.
[x] Statement of Operations.
[x] Statement of Changes in Members' Equity.
[x] Statement of Cash Flows.
[ ] Statement of Changes in Liabilities Subordinated to Claims of General Creditors (not applicable).

[x] Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1
      under the Securities Exchange Act of 1934.
[x] Computation for Determination of Reserve Requirements for Brokers and Dealers
      Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
[ ] Information Relating to the Possession or Control Requirements for Brokers and
      Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not
      applicable).
[x] A Reconciliation, including appropriate explanations, of the Computation of Net Capital
      Pursuant to Rule 15c3-1 (included with item (g)) and the Computation for
      Determination of Reserve Requirements Under Rule 15c3-3 (included in item (g)).
[ ] A Reconciliation Between the Audited and Unaudited Statements of Financial
      Condition With Respect to Methods of Consolidation (not applicable).
[x] An Affirmation.
[x] A copy of the SIPC Supplemental Report.
[x] Independent Accountants Report on Statement of Exemption from Rule 15c3-3
[x] Statement of Exemption from Rule 15c3-3

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AFFIRMATION

I, William Wigton, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Merrion Securities, LLC for the year ended December 31, 2014, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

_____
Signature

 Chief Executive Officer
Title

_____
Notary Public

ANNMARIE COGLIATI
Notary Public, State of New Jersey
My Commission Expires
March 25, 2018

Merrion Securities, LLC
Table of Contents
December 31, 2014



PKF

Report of Independent Registered Public Accounting Firm

To the Members of
Merrion Securities, LLC

We have audited the accompanying financial statements of Merrion Securities, LLC (the "Company"), which comprise the statement of financial condition as of December 31, 2014, and the related statements of operations, changes in members' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Company as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

PKF O'Connor Davies

February 10, 2015

PKF O'CONNOR DAVIES, a division of O'CONNOR DAVIES, LLP
665 Fifth Avenue, New York, NY 10022 I Tel: 212.286.2600 I Fax: 212.286.4080 I www.odpkf.com

O'Connor Davies, LLP is a member firm of the PKF International Limited network of legally independent firms and does not accept any responsibility or liability for the actions or inactions on the part of any other individual member firm or firms.

Merrion Securities, LLC

Statement of Financial Condition
December 31, 2014

Assets

Cash	$	5,439
Due from broker		692,234
Securities owned, at fair value		290,875
Furniture and equipment (net of accumulated depreciation of $202,844)		10,297
Prepaid expenses and other assets		51,992
Total assets	$	1,050,837

Liabilities and Members' Equity

Accounts payable and accrued expenses	$	55,954
Members' equity		994,883
Total liabilities and members' equity	$	1,050,837

The accompanying notes are an integral part of these financial statements.

Merrion Securities, LLC

Statement of Operations
Year Ended December 31, 2014

Revenues

Commissions	$	858,508
Net gain on principal transactions		191,494
Interest income and expense, net		6,406
Other income, affiliates		780,000
Miscellaneous income		25,092
Total revenues		1,861,500

Expenses

Employee compensation and benefits	1,070,259
Commissions	222,695
Clearance expense	153,712
Market data	106,586
Rent	94,000
Professional fees	64,178
Communications	28,019
Regulatory fees	21,818
Insurance expense	21,026
Other expenses	48,314
Total expenses	1,830,607

Net income	$	30,893

The accompanying notes are an integral part of these financial statements.

Merrion Securities, LLC

Statement of Changes in Members' Equity
Year Ended December 31, 2014

Balance, January 1, 2014	$	888,990
Net income		30,893
Members' contribution		75,000
Balance, December 31, 2014	$	994,883

The accompanying notes are an integral part of these financial statements.

Merrion Securities, LLC

Statement of Cash Flows
Year Ended December 31, 2014

Cash flows used in operating activities		
Net income	$	30,893
Adjustments to reconcile net income to net cash used in operating activities:		
Depreciation		4,492
(Increase) in operating assets:		
Due from brokers		(18,890)
Securities owned, at fair value		(52,375)
Prepaid expenses and other assets		(11,693)
(Decrease) in operating liabilities:		
Accounts payable and accrued expenses		(23,995)
Net cash used in operating activities		(71,568)
Cash flows used in investing activities		
Purchases of equipment		(7,762)
Cash flows from financing activities		
Members' contribution		75,000
Net decrease in cash		(4,330)
Cash - Beginning of year		9,769
Cash - End of year	$	5,439

The accompanying notes are an integral part of these financial statements.

Merrion Securities, LLC

Notes to Financial Statements
December 31, 2014

1. Nature of Operations

Merrion Securities, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC"), and a member of the Financial Industry Regulatory Authority ("FINRA").

The Company clears all of its securities transactions through a clearing broker on a fully-disclosed basis and accordingly does not hold customer securities accounts or perform custodial functions relating to their securities.

2. Summary of Significant Accounting Policies

Basis of Presentation
These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Revenue Recognition
Securities transactions commissions and expenses relating to securities transactions are recorded on a trade-date basis.

Income Taxes
The Company is treated as a partnership for federal and state income tax purposes and accordingly does not record a provision for income taxes because the individual members report their share of the Company's income or loss in their income tax returns. As a limited liability company, the liability of the Company's members is limited to the amount of the members' interests.

Accounting for Uncertainty in Income Taxes
The Company recognizes the effect of income tax positions only when they are more than likely not to be sustained. On December 31, 2014, management has determined that the Company had no uncertain tax positions that would require financial statement recognition or disclosure. The Company is no longer subject to U. S. federal or state income tax examinations for period s prior to 2011.

Due from Brokers
Due from brokers consists of cash and net amounts receivable for unsettled security transactions.

Furniture and Equipment
Furniture and equipment is recorded at cost, net of accumulated depreciation, which is calculated on a straight-line basis over three to seven years.

Merrion Securities, LLC

Notes to Financial Statements
December 31, 2014

3. Investments

Proprietary securities transactions and related expenses are recorded on a trade-date basis.

Fair Value Measurement guidance establishes a hierarchy that prioritizes the inputs to valuation techniques giving the highest priority to readily available unadjusted quoted prices in active markets for identical assets (Level I measurements) and the lowest priority to unobservable inputs (Level III measurements) when market prices are not readily available or reliable. The three levels of hierarchy are described below:

Level I - Quoted prices are available in active markets for identical securities as of the reporting date. The types of investments which would generally be included in Level I include listed equities and listed derivatives. As required by GAAP, the Company does not adjust the quoted prices for these investments, even in a situation where the Company holds a large position and a purchase or sale could reasonably impact the quoted price.

Level II – Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value is determined through the use of models or other valuation methodologies. The types of investments which would generally be included in this category include less liquid and restricted equity securities and certain over-the-counter derivatives.

Level III – Pricing inputs are unobservable for the investment and includes situations where there is little, if any, market activity for the investment. The inputs into the determination of fair value require significant management judgment or estimation. The types of investments which would generally be included in this category include equity and/or debt securities issued by private entities.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. Management's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the investment.

Securities are classified within Level III of the fair value hierarchy because they trade infrequently (or not at all) and therefore have little or no readily available pricing. Unobservable inputs are used to measure fair value to the extent that observable inputs are not available. Securities for which market prices are not readily available are valued at such value as management may reasonably determine in good faith to be its fair value, in consideration of either earnings, financial condition of the companies or recent equity transactions by a significant investor and other investment criteria.

The values assigned to investments and any unrealized gains or losses reported are based on available information and do not necessarily represent amounts that might be realized if a ready market existed and such difference could be material. Furthermore, the ultimate realization of such amounts depends on future events and circumstances and, therefore, valuation estimates may differ from the value realized upon disposition of individual positions.

Merrion Securities, LLC

Notes to Financial Statements
December 31, 2014

3. **Investments (continued)**

The following table presents the Company's fair value hierarchy for securities owned as of December 31, 2014:

Securities owned at fair value:	Level I Quoted prices in active markets for identical assets	Level II Significant other observable inputs	Level III Unobservable inputs	Balance as of 12/31/14
Marketable equity security	$ 275,000	$ -	$ -	$ 275,000
Nonmarketable equity security-- technology sector	-	-	15,875	15,875
	$ 275,000	$ -	$ 15,875	$ 290,875

Change in Level 3 assets measured at fair value for the year ended December 31, 2014:

Securities owned at fair value:	Beginning balance January 1, 2014	Realized & Unrealized Gains	Purchases Sales and Settlements	Ending balance December 31, 2014	Change in Unrealized Gains on Investments still held at December 31, 2014
Nonmarketable equity securities	$ 63,500	$ (47,625)	$ -	$ 15,875	$ (47,625)

The fair value of nonmarketable equity securities has been estimated by the management based on the recent issuing price of the security at year end. This security is subject to restrictions upon resale, including a minimum holding period and limitations on the amount and manner of sale.

4. **Transactions with related parties**

Commission revenue from members, management and affiliates of the Company amounted to approximately $242,000 for the year.

During 2014, the Company leased office space from an affiliate on a month-to-month basis. Total rent expense under the lease was $94,000 for the year ended December 31, 2014.

Other income includes $780,000 received from an affiliate for facilities and professional and administrative services.

Merrion Securities, LLC

Notes to Financial Statements
December 31, 2014

5. Regulatory Requirements

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital, as defined. At December 31, 2014, the Company had net capital of approximately $848,000 which exceeded its minimum capital requirement of $100,000 by approximately $748,000.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii).

6. Concentration

Commissions from three major customers accounted for about 48% of commission revenue for the year ended December 31, 2014.

In addition, as explained in footnote 4, a substantial amount of the Company's revenue was received from an affiliate.

7. Off-Balance-Sheet-Risk and Concentration of Credit Risk

The Company is engaged in various brokerage activities with other counterparties including customers and financial institutions. In the normal course of business, the Company may be exposed to the risk of loss in the event that the counterparty is unable to fulfill its contracted obligations and the Company has to purchase or sell the securities underlying the contract, as a loss. A substantial portion of the Company's assets are in the custody of the clearing broker.

All cash deposits of the Company are held by one financial institution and therefore are subject to the credit risk at that financial institution. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to this deposit.

Merrion Securities, LLC
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2014

Members' equity	$	994,883
Deductions:		
Nonallowable assets		
Nonmarketable securities		15,875
Furniture and equipment		10,297
Prepaid expenses and other assets		51,992
Total deductions		78,164
Net capital before haircuts on security positions		916,719
Haircuts		(41,250)
Undue concentration charges		(27,499)
Net capital		847,970
Minimum capital requirement		100,000
Excess net capital	$	747,970
Aggregate indebtedness	$	55,954
Ratio of aggregate indebtedness to net capital		0.07:1

There are no material differences between the computation of net capital presented above and the computation of net capital reported in the Company's unaudited Form X-17A-5, Part IIA filing as of December 31, 2014.

Merrion Securities, LLC
Computation for Determination of Reserve Requirements and
Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2014

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii).

See Report of Independent Registered Public Accounting Firm



PKF
O'CONNOR
DAVIES

PKF

Report of Independent Registered Public Accounting Firm

To the Members of
Merrion Securities, LLC

We have reviewed management's statements, included in the accompanying SEA Rule 15c3-3 Exemption Report, in which (1) Merrion Securities, LLC (the "Company") identified the following provision of 17 C.F.R. § 15c3-3 (k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii), (the exemption provision); and (2) the Company stated that it met the identified exemption provision throughout the year ended December 31, 2014 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provision set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

PKF O'Connor Davies

February 10, 2015

PKF O'CONNOR DAVIES, a division of O'CONNOR DAVIES, LLP
665 Fifth Avenue, New York, NY 10022 I Tel: 212.867.8000 I Fax: 212.687.4346 I www.odpkf.com

O'Connor Davies, LLP is a member firm of the PKF International Limited network of legally independent firms and does not accept any responsibility or liability for the actions or inactions on the part of any other individual member firm or firms.

Merrion Securities, LLC
Rule 15c3-3 Exemption Report
Year Ended December 31, 2014

Merrion Securities, LLC is exempt from SEC Rule 15c3-3 under the provision of the paragraph (k)(2)(ii) and throughout the year ended December 31, 2014 has been in compliance with such provision, without exception.

WB Wigton

_____
Executed by the Person who made the oath or
affirmation under SEC Rule 17a-5(e)(2)

Merrion Securities, LLC

Independent Accountants' Report on
Applying Agreed-Upon Procedures
Related to SIPC Assessment Reconciliation

December 31, 2014



**PKF
O'CONNOR
DAVIES**

PKF

Independent Accountants' Report on Applying
Agreed-Upon Procedures Related to SIPC
Assessment Reconciliation

**To the Members of
Merrion Securities, LLC**

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Merrion Securities, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Merrion Securities, LLC compliance with the applicable instructions of Form SIPC-7. Merrion Securities, LLC management is responsible for Merrion Securities, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement journals, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

O'CONNOR DAVIES, LLP
665 Fifth Avenue, New York, NY 10022 I Tel: 212.286.2600 I Fax: 212.286.4080 I www.odpkf.com

O'Connor Davies, LLP is a member firm of the PKF International Limited network of legally independent firms and does not accept any responsibility or liability for the actions or inactions on the part of any other individual member firm or firms.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

PKF O'Connor Davies

February 10, 2015

Merrion Securities, LLC
Schedule of Securities Investor Protection Corporation
Assessments and Payments
December 31, 2014

SIPC - 7 - General Assessment	$	2,270
Less amounts paid:		
Total amount paid during 2014		1,432
Amount due with Form SIPC-7	$	838

SIPC Collection Agent: Securities Investor Protection Corporation